                    Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Personnel and Compensation Committee and the Board of Directors
WSFS Financial Corporation:

We consent to the incorporation by reference in the registration statement (no. 333-33713) on Form S-8 of WSFS Financial Corporation of our report dated June 23, 2020, with respect to the statements of net assets available for benefits of the WSFS Financial Corporation Section 401(k) Savings and Retirement Plan as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements), and the supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019, which report appears in the December 31, 2019 Annual Report on Form 11-K of the WSFS Financial Corporation Section 401(k) Savings and Retirement Plan.
/s/ KPMG LLP
Philadelphia, Pennsylvania
June 23, 2020